

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Via U.S. Mail

Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Unit 15, 35th Floor
West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong

> **Re:** **LDK Solar Co., Ltd.**
> **Schedule TO-I**
> **Filed on November 24, 2010**
> **File No. 005-83756**

Dear Mr. Lai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As discussed with counsel, please provide us with your analysis as to the applicability of Rule 13e-3 to the exchange transaction, particularly in light of the effective shelf registration statement relating to the notes. If you determine that Rule 13e-3 is applicable, please provide us with your analysis as to any exemptions from the rule upon which you may be relying.

2.      You state in several places that the issuance of new notes upon exchange of the existing notes should be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9).  Please revise to state definitively whether Section 3(a)(9) is available.

Summary Financial Information, page 8

3.      Please provide us with your analysis as to why pro forma financial statements are not material to this transaction.  See Item 1010(b) of Regulation M-A.

4.      Please disclose the book value per share.  See Item 1010(c)(5) of Regulation M-A.

Terms of the Exchange Offer, page 77

5.      Please disclose the "appropriate adjustments" you intend to make regarding exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.

Amendment; Extension; Waiver; Termination, page 78

6.      Refer to the first sentence in the last full paragraph on page 78.  Explain the circumstances under which you could retain tendered notes and terminate withdrawal rights before acceptance of those notes for payment, without violating the withdrawal rights and prompt payment requirements of the tender offer rules.  Alternatively, narrow the cited language to describe the specific circumstances under which you believe you could do so.  We may have further comments.

Conditions of the Exchange Offer, page 84

7.      In the first indented paragraph on page 84, you state that your actions or inactions may trigger offer conditions.  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror.  Please revise to remove the implication that the conditions may be triggered at your option.

8.      In the last paragraph in this section, you refer to conditions that are within your sole discretion or  judgment.  We believe that a sole judgment or sole discretion standard is the equivalent of a waiver of an offer condition because it gives a bidder unlimited discretion to determine whether or not a condition has been "triggered."  Please revise.

Interests of Directors and Executive Officers…, page 98

9.      Please disclose the price paid to repurchase $50,000 aggregate principal amount of the Existing Notes in the open market.  See Item 1002(f) of Regulation M-A.

<u>Miscellaneous, page 105</u>

10.     You state that the offer is not being made to, nor will tenders be accepted from, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction.  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i).  See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,


David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

Jack Lai
LDK Solar Co., Ltd.
December 6, 2010
Page 4


cc:     <u>Via facsimile:  (212) 839-5599</u>
        Edward D. Ricchiuto, Esq.
        Sidley Austin LLP